Exhibit 1

Ellomay Capital Announces the Successful Closing of Its Largest Transaction
in the Italian Photovoltaic Market

Completes the Purchase of PV Sites with Aggregate Capacity of 12MWp
Increases its PV capacity to 25 MWp

Tel-Aviv, Israel, July 3, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”) announced the successful closing of the purchase of two photovoltaic (solar) sites (the “PV Sites”) in Veneto Region, north Italy. The final purchase price of the PV Sites was adjusted to 23.5 million Euros to reflect payments made to the seller from the companies that own the PV Sites (the “SPVs”) since the transaction cut-off date (September 30, 2012). The PV Sites were purchased on a full equity basis, with no external loans at the SPVs level.

Immediately prior to the transaction, Ellomay received bank financing of 13.5 million Euros.

The two PV Sites are connected to the grid since August 2011 and are entitled to a Feed in Tariff of 23.8 Euro cents per KWh, in addition to the selling price of the electricity, until August 2031.  The PV Sites are expected to generate annual revenues, on average, of approximately 4.7 million Euros, and annual unlevered free cash flow, on average, in excess of 3 million Euros.

The acquisition of the PV Sites has nearly doubled the production capacity of Ellomay's existing photovoltaic sites in Europe to approximately 25MWp.

Use of Non-IFRS Financial Measures

Unlevered Free Cash Flow is a non-IFRS financial measure that the Company defines as net revenues less operating expenses (excluding depreciation) and taxes. The Company believes that Unlevered Free Cash Flow provides management and investors with a more complete understanding of expected cash flow before financing generated from the PV Sites. While the Company considers Unlevered Free Cash Flow to be an important measure of its cash generation, Unlevered Free Cash Flow should not be considered in isolation or as a substitute for operating profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Unlevered Free Cash Flow is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Unlevered Free Cash Flow in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies.

The expected average annual Unlevered Free Cash Flow is calculated based on expected average annual revenues of 4.7 million Euros, less expected average annual operating expenses (excluding depreciation) of approximately 0.7 million Euros and expected average annual tax expenses of 1 million Euros.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate capacity of approximately 22.8 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is currently under construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in the applicable Feed in Tariff, changes in regulation and taxation and climate changes. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com